SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2026
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

2Q26 EARNINGS RELEASE

August 12, 2026

2Q26 RESULTS

São Paulo, August 12, 2026 - Companhia Siderúrgica Nacional (“CSN”) (B3: CSNA3; NYSE: SID) today reports its results for the second quarter of 2026 (2Q26), presented in Brazilian reais. The Company’s consolidated financial statements have been prepared in accordance with accounting practices adopted in Brazil, issued by the Brazilian Accounting Pronouncements Committee (“CPC”), approved by the Brazilian Securities and Exchange Commission of Brazil (“CVM”) and the Federal Accounting Council (“CFC”), as well as with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The comments below address the Company’s consolidated results for the second quarter of 2026 (2Q26). Comparative analyses are presented against the first quarter of 2026 (1Q26) and the second quarter of 2025 (2Q25). For reference, the U.S. dollar exchange rate was R$ 5.46 on June 30, 2025, R$ 5.22 on March 31, 2026, and R$ 5.18 on June 30, 2026.

2Q26 Operating and Financial Highlights

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2Q26 RESULTS

Consolidated Highlights

¹ Adjusted EBITDA is calculated based on net income (loss), plus depreciation and amortization, income taxes, net financial result, equity income, other operating income/expenses, and includes the proportional consolidation of 37.49% of the EBITDA of jointly controlled subsidiary MRS Logística, as well as the residual cost from the sale of assets of the Tora Group.

² Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Managerial Net Revenue.

³ Adjusted Net Debt and Adjusted Cash/Cash Equivalents consider the 37.49% stake in MRS and exclude forfaiting and supplier finance transactions.

4 Leverage calculation considers Usiminas.

Consolidated Results

•	In 2Q26, Net Revenue reached R$ 11,306.2 million, representing an increase of 6.6% versus the previous quarter and 5.7% compared with the same period of 2025. This performance reflects the seasonally stronger operating environment supported by the drier period and higher commercial activity, as well as improved market conditions in the steel segment, which supported higher sales volumes and prices. In the first half of the year, net revenue totaled R$ 21.9 billion, an increase of 1.4% versus the same period of 2025.

•	Cost of Goods Sold (COGS) totaled R$ 8,375.2 million, representing an increase of 3.6% versus the previous quarter, as a result of higher sales volumes across all business segments and the impact of higher raw-material costs. Compared with 2Q25, COGS increased 5.1%, reflecting the stronger commercial momentum recorded during the period.

•	Gross Profit totaled R$ 2,930.9 million in 2Q26, with a gross margin of 25.9%, representing an expansion of 2.1 p.p. versus 1Q26. Compared with the same period of 2025, profitability also improved by 43 basis points. These results reflect the strong revenue performance recorded during the period, with stronger sales dynamics across all segments and prices beginning to improve in steel. This more than offset the higher costs recorded during the period. In the first half of the year, gross profit totaled R$ 5.5 billion, with a gross margin of 24.9%, representing an expansion of 0.5 p.p. versus the same period of 2025.

•	In 2Q26, Selling, General and Administrative Expenses totaled R$ 1,643.7 million, representing an increase of 22.9% versus the beginning of the year, reflecting the seasonality of the period and the intense commercial activity recorded across all segments. Year-over-year, expenses increased 8.0%, reflecting higher freight expenses during the period and the recovery in sales in the steel segment.

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2Q26 RESULTS

•	The Other Operating Income and Expenses line was negative by R$ 660.4 million in 2Q26, representing a reduction of 27.7% versus 1Q26, due to the lower impact related to foreign-exchange hedge transactions, the recovery of tax credits and the lower volume of inventory-related losses and inventory variations. On the other hand, the year-over-year variation was significantly larger, as 2Q25 had been positively impacted by contingency reversals.

•	The Financial Result was negative by R$ 1,843.0 million in 2Q26, representing an increase of 41.0% versus the previous quarter, but a reduction of 3.0% compared with 2Q25. The quarterly increase mainly reflects the effect of exchange-rate fluctuations on financial expenses, with a direct impact on monetary variations and derivatives results.

•	Equity Income posted a strong quarter-over-quarter increase of 481.5% in 2Q26, reaching R$ 138.2 million, a movement in line with the seasonality of the operation and with the fact that MRS’s performance in the previous quarter had been impacted by higher financial expenses and the recognition of deferred taxes. Compared with 2Q25, equity income declined 17.1%, also due to MRS, given the higher financial expenses recorded during the period.

•	In 2Q26, CSN reported a Net Loss of R$ 773.1 million, representing a deterioration compared with the previous quarter, as higher financial expenses related to exchange-rate variation offset the stronger operating performance recorded during the period. Compared with the same period of 2025, the variation was even more significant due to the extraordinary impact of contingency reversals recorded in that period. In the first half of the year, the Company reported a net loss of R$ 1.3 billion, compared with a net loss of R$ 862 million in the same period of 2025.

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2Q26 RESULTS

Adjusted EBITDA

R$ Millions	2Q26	1Q26	2Q26 vs 1Q26	2Q25	2Q26 vs 2Q25
Profit (Loss) for the Period	**(773)**	**(555)**	**39.3%**	**(130)**	**494.6%**
Depretiation	1,106	1,142	-3.2%	1,025	7.9%
Income Tax and Social Contribution	(306)	(457)	-33.0%	(127)	140.9%
Finance Income	1,843	1,307	41.0%	1,900	-3.0%
EBITDA (RCVM 156/22)	**1,870**	**1,437**	**30.1%**	**2,668**	**-29.9%**
Other Operating Income (expenses)	661	914	-27.7%	(246)	-368.6%
Free Cash Flow Hedge Accounting - Exchange rate	118	415	-71.5%	72	64.2%
Free Cash Flow Hedge Accounting - Platts Index	(108)	(27)	298.3%	(87)	23.6%
Other	650	526	23.6%	(231)	-381.4%
Net book value of assets sold	26	19	36.8%	21	23.8%
Equity Results of Affiliated Companies	(138)	(24)	475.0%	(167)	-17.4%
Proportional EBITDA of Jointly Owned Subsidiaries	354	300	18.0%	367	-3.5%
Adjusted EBITDA	**2,773**	**2,646**	**4.8%**	**2,643**	**4.9%**

*The Company reports adjusted EBITDA excluding equity income and other operating income (expenses), as it believes these items should not be considered in the calculation of recurring operating cash generation.

•	Adjusted EBITDA reached R$ 2,772.6 million in 2Q26, with an Adjusted EBITDA margin of 23.4%, representing stable profitability versus the previous quarter, yet a 4.8% increase in Adjusted EBITDA. This EBITDA growth was achieved despite a period marked by pressure from logistics and raw-material costs, highlighting the strength of the Group’s operations and the operational excellence recorded during the period, with volume growth across all business segments and the benefits of a diversified and integrated operation. The result also conveys several important messages: (i) the highest performance ever achieved in the cement segment, (ii) a consistent improvement in the steel segment, with profitability returning to double-digit levels, (iii) the second-highest performance in the logistics segment, and (iv) an extraordinary production and sales performance in the mining segment. The energy segment was also an important performance driver in the period, although mainly due to extraordinary and non-recurring factor, with the receipt of retroactive invoices from the Jacuí plant. Overall, this demonstrates that, operationally, the Company is increasingly solid and prepared to deliver consistent performance going forward. Compared with the same period of 2025, growth was of a similar magnitude, with weaker mining performance offset by growth in the other segments. Finally, in the first half of the year, Adjusted EBITDA reached R$ 5.4 billion, an increase of 5.2% versus the same period of 2025, placing CSN on track to deliver stronger performance throughout the year.

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2Q26 RESULTS

Adjusted EBITDA (R$ million) and Adjusted EBITDA Margin¹ (%)

¹ Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Adjusted Net Revenue, which considers 100% consolidation of CSN Mineração and the 37.49% stake in MRS.

Free Cash Flow

Free Cash Flow was positive by R$ 808.1 million in 2Q26, representing a turnaround from the negative results seen in recent periods. This performance reflects the combination of solid operating performance, working capital release and funding transactions completed during the period, mainly related to the bridge loan. This result is in line with the trend the Company had been anticipating, with a series of initiatives being implemented not only to address the Group’s capital structure, but also to reduce inventory levels and curb the cash burn experienced in recent years. Furthermore, it is important to note that this positive result was achieved despite significant debt amortization during the period, demonstrating that the Company is already utilizing its cash to pay down gross debt.

Free Cash Flow in 2Q26 (R$ million)

² Adjusted Working Capital is composed of changes in Net Working Capital, plus changes in long-term asset and liability accounts, excluding the net change in income tax and social contribution.

³ Financial Result: considers derivatives, financial expenses directly linked to operating activity, and interest on working capital funding.

Indebtedness

As of June 30, 2026, consolidated net debt reached R$ 42,138.2 million, with the leverage ratio, measured as Net Debt/LTM EBITDA, standing at 3.49x. This represents a slight increase of 14 basis points compared to the previous quarter, driven exclusively by the amortization of prepayment contracts, the impact of foreign exchange fluctuations on foreign-currency debt, and an advance for future capital increase (AFAC) of R$ 495 million made to Transnordestina. These factors were specific to the period and ended up offsetting the cash generation recorded during the quarter. Although indebtedness increased in the period, management remains fully committed to definitively resolving the Group’s capital structure, advancing asset sale projects and initiatives aimed not only at extending its debt maturity profile, but also at generating higher cash returns in the short term. As for total cash and cash equivalents, the Company maintained its policy of preserving a robust cash position, ending the quarter with R$ 15.4 billion, an amount sufficient to cover its short-term financial obligations.

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2Q26 RESULTS

Net Debt and Leverage (R$ billion | x)	Net Debt Build-up (R$ billion)

  ¹ Net Debt / EBITDA: debt is calculated using the period-end U.S. dollar exchange rate, while net debt and EBITDA use the average exchange rate for the period. ² Leverage calculation considers Usiminas shares.

CSN remains highly active in its objective of extending the debt amortization profile, with a focus on long-term transactions and the capital markets. Among the main developments over recent months were the bridge loan signed in mid-April with a banking syndicate in the amount of US$ 1.2 billion and the exchange offer for Notes announced at the end of July, aimed at extending by two years the maturity of US$ 1.3 billion originally due in 2028. These liability management initiatives are intended to address short-and-medium-term debt while easing the amortization schedule shown below. As a result, CSN was able to significantly extend the expected amortization schedule for the coming years, gaining time to execute its strategic projects without any immediate pressure.

Debt Principal Amortization Schedule (R$ million)

¹ Includes the MRS stake (37.49%).

² Managerial Gross / Net Debt considers the MRS stake (37.49%), excluding accrued interest.

3 Average term after completion of the liability management plan.

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2Q26 RESULTS

FX Exposure

The accumulated net foreign exchange exposure in the consolidated balance sheet for 2Q26 was negative by US$ 1,290.5 million, as shown in the table below, in line with the Company’s policy of minimizing the impacts of foreign-exchange volatility on earnings. The hedge accounting adopted by CSN matches projected U.S. dollar export cash flows with future maturities of debt denominated in the same currency. As a result, the foreign-exchange variation of U.S. dollar-denominated debt is temporarily recorded in shareholders’ equity and recognized in profit or loss when the related U.S. dollar export revenues occur.

Investments

Investments totaled R$ 1,414.0 million in 2Q26, representing an increase of 25.6% versus the previous quarter and 6.2% compared with the same period of 2025. This acceleration in investments is in line with the progress of strategic projects, particularly those related to P15. On the other hand, it is worth noting that, even as relevant projects move closer to completion, the Company has been able to moderate the amount invested when compared with the previous year, mainly through lower capital allocated to other segments.

CAPEX (R$ million)

Net Working Capital

Net Working Capital allocated to the business totaled R$ 3,046.4 million in 2Q26, representing a decrease of 21.8% versus the previous quarter and mainly reflecting the reduction in inventory levels, in line with the project being carried out this year to release cash and normalize operating volumes, particularly for steel products. In addition, lower accounts receivable and a higher volume of recoverable taxes also contributed to the significant change in Net Working Capital recorded during the period.

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2Q26 RESULTS

The calculation of Net Working Capital allocated to the business excludes advances under prepayment contracts, as shown in the table below:

R$ Millions	2Q26	1Q26	2Q26 vs 1Q26	2Q25	2Q26 vs 2Q25
Assets	**14,757**	**15,481**	**-4.7%**	**15,054**	**-2.0%**
Accounts Recivable	**2,531**	**2,897**	-12.6%	**2,437**	3.9%
Inventory [3]	**9,367**	**10,184**	-8.0%	**10,363**	-9.6%
Taxes to Recover	**2,194**	**1,634**	34.3%	**1,687**	30.1%
Taxes to Recover	2,003	1,565	28.0%	1,617	23.9%
PIS/COFINS credits	191	69	176.8%	70	172.9%
Antecipated Expenses	**478**	**582**	**-17.9%**	**400**	**19.5%**
Other Assets NWC [1]	**187**	**184**	**1.6%**	**167**	**12.0%**
Liabilities	**11,711**	**11,583**	**1.1%**	**12,201**	**-4.0%**
Suppliers	**8,854**	**8,942**	-1.0%	**9,719**	-8.9%
Payroll and Related taxes	**1,017**	**993**	2.4%	**847**	20.1%
Taxes Payable	**552**	**621**	-11.1%	**629**	-12.2%
Advances from Clients	617	704	-12.4%	491	25.6%
Other Liabilities [2]	**671**	**323**	107.5%	**516**	30.0%
Net Working Capital	**3,046**	**3,898**	**-21.8%**	**2,853**	**6.8%**

      ¹ Other NWC Assets: includes advances granted and other receivables.

      ² Other NWC Liabilities: includes other payables, taxes payable in installments, and other provisions.

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2Q26 RESULTS

Business Segment Results

STEEL

Brazil

Usina Presidente Vargas

Porto Real

Paraná

Prada Distribuição

Prada Embalagens

Outside BRA

Lusosider

Stahlwerk Thüringen (SWT)

LLC

Gramperfil

Galvacolor

MINING

CSN Mineração

Casa de Pedra

Pires

Cargo Terminal – Port of Itaguaí (TECAR),

Minérios Nacional

Estanho Rondônia (ERSA)

CEMENT

CSN Cimentos

Cement Operation

Aggregate Operation

Concrete Operation

Agricultural Limestone Operation

Fortaço Franchising

LOGISTICS

Railway

Ferrovia Transnordestina – FTL

Transnordestina Logística – TSLA

MRS Logística

Nordeste Logística – NELOG

Port

Container Terminal – Port of Itaguaí (TECON)

Multimodal

Tora Group

ENERGY

CEEE-G

Itá HPP

Iguarapava Consortium

Companies allocated to the business

Steel: CTE Volta Redonda

Mining: Quebra-Queixo HPP

Cement: SHP Sacre ,

Santa Ana SHP and

SHP Cachoeira dos Macacos

Note: The MRS Logística stake is allocated between CSN Mineração (29.91%) and Companhia Siderúrgica Nacional (7.58%).

Net Revenue by Segment: 2Q26 (R$ million - before eliminations)

Steel
53.7%
Mining
25.7%
Logistics
10.7%
Energy
3.5%
Cement
12.3%
5,391.9
5,599.9
6,075.7
2Q25
1Q26
2Q26
3,414
3,186
2,904
2Q25
1Q26
2Q26
1,176.9
1,070.8
1,213.9
2Q25
1Q26
2Q26
203.4
202.7
395.5
2Q25
1Q26
2Q26
1,212.7
1,256.1
1,385.7
2Q25
1Q26
2Q26

Adjusted EBITDA by Segment: 2Q26 (R$ million - before eliminations)

Steel
22.9%
Mining
33.5%
Logistics
19.8%
Energy
8.9%
Cement
15.4%
581
393
636
2Q25
1Q26
2Q26
1,232
1,374
930
2Q25
1Q26
2Q26
519
448
548
2Q25
1Q26
2Q26
90
62
246
2Q25
1Q26
2Q26
293
392
427
2Q25
1Q26
2Q26

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2Q26 RESULTS

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2Q26 RESULTS

Steel Results

According to the World Steel Association (WSA), global crude steel production totaled 931.5 million tons in the first half of 2026, remaining stable compared with the same period of 2025. China remained the world’s leading crude steel producer despite a 3.0% decrease in the period, producing 500.0 million tons in the semester. By contrast, the United States posted a 6.3% increase in production versus the first half of 2025, indicating the effectiveness of the protective measures adopted in the country. In total, the United States produced 42.8 million tons in the semester. This growth trailed only the performance of India, whose production reached 87.0 million tons, corresponding to a 7.1% increase on the same comparison basis and reinforcing the expansion trend observed in the Indian steel industry.

Brazil maintained its prominent position in global crude steel production, remaining among the world’s top ten producers, with total production of 16.3 million tons in the semester. In South America, the country remained the leading regional producer, accounting for nearly 80% of the continent’s output. Despite this relevant position, Brazilian production declined 1.5% versus the first half of 2025, reflecting lower capacity utilization by domestic producers, which have been optimizing costs and adjusting operations to apparent consumption slightly below the level recorded in 2025.

OPERATING AND SALES PERFORMANCE

At Presidente Vargas Steelworks (UPV), slab production totaled 741 thousand tons in 2Q26, representing a decrease of 3.0% versus 1Q26 and 6.0% compared with the same period of the previous year, reflecting the ongoing inventory reduction project in the steel segment and the blast furnace maintenance shutdown that remains underway. By contrast, production of flat rolled steel, the Company’s main market, reached 787 thousand tons in 2Q26, corresponding to increases of 10.4% and 3.3% compared with 1Q26 and 2Q25, respectively.

Long steel production, in turn, totaled 62 thousand tons in 2Q26, remaining stable versus both the previous quarter and the same period of 2025.

Sales Volume (k tons) - Steel

Total sales reached 1,182 thousand tons in 2Q26, representing an increase of 5.9% versus 1Q26 and 16.7% compared with the same period of the previous year. This growth directly reflects the antidumping measures implemented in the Brazilian market, which led to a significant reduction in imported material at Brazilian ports, as well as a strong commercial performance in the steel segment.

Domestic market sales totaled 825 thousand tons in 2Q26, surpassing the 800-thousand-ton mark for the first time since 4Q24. This performance represented growth of 7.5% versus 1Q26 and 9.9% compared with 2Q25, reinforcing the improvement in commercial activity in the domestic market following the implementation of antidumping measures.

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2Q26 RESULTS

This growth was also observed in the foreign market, which recorded its highest sales volume since 1Q23, totaling 357 thousand tons in 2Q26, an increase of 2.5% versus the previous quarter and 36.1% compared with the same period of 2025. The result was mainly driven by sales abroad through the subsidiaries SWT, which reached 205 thousand tons, its best performance since 1Q22, and LLC, with 50 thousand tons. The volume also included 5 thousand tons exported directly, in addition to 97 thousand tons sold through Lusosider and Gramperfil.

With respect to total sales volume, the main highlight in 2Q26 was the White Goods segment, whose share increased 2.2 p.p. versus 1Q26 and 1.1 p.p. compared with the same period of the previous year, reaching 12.0% of total sales. The Automakers segment also stood out, with a 1.3 p.p. quarter-over-quarter increase, despite a 4.0 p.p. reduction versus 2Q25, reaching 11.1% of total sales. The remaining segments continued to be affected by competition from imported material, particularly Packaging, with a 6.2% share, and Civil Construction, with 19.2%, which remained among the most impacted segments over recent quarters.

In 2Q26, the Brazilian steel market remained under pressure from the competitive environment, even though imports declined 17.6% in the first half of 2026, totaling 2.9 million tons. The contraction in apparent consumption led the domestic industry to adjust production levels, which totaled 16.2 million tons in the period, a decrease of 1.5% versus the first half of the previous year. Although domestic sales remained broadly stable in the first six months of the year, totaling 10.4 million tons, the scenario reflects slightly weaker domestic demand and the need for greater discipline in capacity utilization. The main highlight of the semester was the recovery in export volumes, which totaled 5.3 million tons, representing a 3.1% increase compared to the previous six-month period.

In the automotive sector, an important steel-consuming segment, ANFAVEA reported an improvement in the semester, with production of 1,372.4 thousand vehicles, representing growth of 8.8% versus the first half of 2025. Total sales reached 1,250.1 thousand units, a year-over-year increase of 4.3%.

•	Net Revenue in the Steel segment reached R$ 6,075.7 million in 2Q26, representing an increase of 8.5% versus the previous quarter and 12.7% compared with 2Q25. This result reinforces the commercial improvement observed throughout 2026, driven by the recovery in sales in both the domestic and foreign markets, as well as by a more favorable pricing environment.

•	In this context, the Average Price in the domestic market reached R$ 4,966/ton in 2Q26, representing an increase of 3.5% versus 1Q26, but a decrease of 5.7% compared with 2Q25. The sequential improvement was driven by a higher value-added product mix, combined with the price adjustment implemented at the beginning of the quarter. On a year-over-year basis, the main pressure factor was the exchange-rate effect, which kept the average price below the level recorded in 2Q25, despite the better mix observed during the period. In the foreign market, the recovery in sales volumes and the better product mix were sufficient to offset the exchange-rate variation effect and keep the average price broadly stable in both quarterly and annual comparisons, reaching R$ 4,941/ton in 2Q26.

•	The Slab Cost, in turn, reached R$ 3,382/ton in 2Q26, representing an increase of 3.2% versus the previous quarter. This performance mainly reflected higher coal, energy and fuel costs, impacted by the geopolitical conflict between the United States and Iran. Compared with the same period of 2025, the 3.7% decrease was explained by greater efficiency and higher utilization of the operating blast furnace. In this context, the Company remains committed to improving the operational efficiency of its plant, pursuing several initiatives to optimize its operations.

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2Q26 RESULTS

Slab Cost (R$/ton; US$/ton) – Steel	Production Cost – 2Q26 – Steel

•	In 2Q26, Adjusted EBITDA in the Steel segment reached R$ 636.3 million, representing growth of 61.7% versus 1Q26 and 9.5% compared with 2Q25. Adjusted EBITDA Margin was 10.5%, representing an expansion of 3.4 p.p. versus the previous quarter and remaining stable compared with 2Q25. This growth, combined with higher profitability, reflects the improvement in the competitive environment for local producers and the initial effectiveness of the protective measures, which reduced the inflow of imported material and supported a recovery in market share by Brazilian producers. Although it is still too early to say that all the issues affecting the segment have been resolved, the performance achieved in this quarter clearly points to a sustainable recovery in steel and represents an important earnings lever for the Group.

Adjusted EBITDA and EBITDA Margin – Steel

Mining Results

2Q26 was marked by cost pressure in the seaborne iron ore market, mainly reflecting the impact of the war in the Middle East on oil prices and, consequently, on seaborne freight costs. This backdrop initially supported benchmark iron ore prices at levels above those observed in the previous quarter. On the demand side, the period coincided with the seasonally stronger window for construction activity in China, supporting steel production at high levels. Strong apparent consumption was reinforced by China’s direct and indirect steel exports, which continued to serve as an important outlet for domestic supply and to support capacity utilization. However, in June, iron ore prices began to decline, associated with higher metallurgical coal prices following the suspension of coal mining operations in China. This movement compressed steel industry margins and added volatility to the market at the end of the period. In this context, iron ore prices were highly volatile throughout the quarter, ending 2Q26 at an average price of US$ 105.29/dmt (IODEX Fe 61% CFR North China reference), compared with US$ 103.96/dmt in 1Q26 and US$ 97.76/dmt in 2Q25 (IODEX Fe 62% CFR North China reference).

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2Q26 RESULTS

In the seaborne freight market, 2Q26 was marked by a sharp increase in freight rates, with the BCI C3 route (Tubarão–Qingdao) recording an average freight rate of US$ 33.98/t, compared with US$ 24.83/t in 1Q26 and US$ 20.85/t in 2Q25. This performance reflected the impact of the war in the Middle East, which pressured marine fuel prices, as well as strong demand for Capesize vessels, supported by high commodity shipment volumes throughout the quarter, particularly iron ore shipments from Brazil and Australia and higher bauxite exports from Guinea. In this context, the C3 index remained above US$ 30/t for nearly the entire quarter, reaching levels close to US$ 38/t at the end of May.

Total Production – Mining (thousand tons)

•	Iron Ore Production (including third-party purchases) totaled 10,959 thousand tons in 2Q26, representing an increase of 8.9% versus 1Q26 and a decrease of 5.5% compared with 2Q25. The quarter-over-quarter growth reflects not only the seasonality of the business, with the drier period, but also the operational consistency that the Company has achieved over recent quarters. The year-over-year decrease, in turn, was a direct result of the 15-day scheduled maintenance shutdown carried out at both the mine and the port.

Sales Volume – Mining (thousand tons)

•	Sales Volume reached 11,849 thousand tons in 2Q26, the fourth-highest volume in the Company’s history, representing growth of 23.0% versus the previous quarter and remaining in line with 2Q25. TECAR also continued to deliver better-than-expected results, with 9,746 thousand tons of iron ore shipments in the period, a volume 11.7% higher than that recorded in 1Q26, even with the maintenance shutdown. This performance reinforces the robustness and efficiency of the Company’s logistics infrastructure, which has shown consistent progress quarter after quarter. It is also worth noting that the quarter included two months with the highest monthly production and sales results ever recorded in the Company’s history, falling short of a new record only because of the days during which operations were halted for maintenance.

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2Q26 RESULTS

•	In 2Q26, Adjusted Net Revenue totaled R$ 2,904.3 million, representing a decrease of 8.8% versus 1Q26 and 14.9% compared with 2Q25. Despite the strong sales volume and iron ore prices remaining supported throughout the quarter, performance was impacted by currency appreciation and higher freight costs, pressured by the war between the United States and Iran. In this context, Unit Net Revenue reached US$ 49.09 per ton in 2Q26, a level 21.5% below 1Q26 and 5.4% below that recorded in 2Q25.

•	Cost of Products Sold (COGS) in Mining totaled R$ 2,229.7 million in 2Q26, representing an increase of 6.1% versus 1Q26, due to the higher volume of third-party purchases made during the quarter. Compared with the same period of 2025, COGS decreased 7.9%, mainly reflecting the higher share of own production in total volume. C1, in turn, reached US$ 24.0/t in 2Q26, compared with US$ 23.1/t in 1Q26 and US$ 20.8/t in 2Q25. The increase in C1 mainly reflected the impact of currency appreciation.

•	In 2Q26, Adjusted EBITDA in Mining totaled R$ 929.7 million, with an Adjusted EBITDA Margin of 32.0%, representing a decrease of 11.1 p.p. versus 1Q26 and 4.1 p.p. compared with 2Q25. The reduction in profitability occurred even in a period marked by operational excellence, demonstrating the impact of logistics costs and and price realization on the business. Nevertheless, the result recorded in the quarter shows that, even in periods of cost pressure driven by exogenous factors, the Company remains highly competitive and capable of delivering profitability above 30%.

EBITDA Reconciliation Chart

Cement Results

According to the National Union of the Cement Industry (SNIC), the Brazilian cement industry sold 32.9 million tons of cement in the first half of 2026, representing growth of 2.3% compared with the same period of the previous year. This performance was supported by a combination of factors, particularly: (i) a strong labor market, (ii) high wage mass, (iii) favorable real estate market dynamics, especially the Minha Casa Minha Vida program, and (iv) progress in infrastructure projects. Despite this favorable environment, the sector continues to monitor the potential impact of high interest rates and operating cost pressures on activity.

In CSN’s case, sales volume totaled 3,123 thousand tons in 2Q26, representing growth of 1.9% versus the previous quarter, but a decrease of 9.9% compared with the same period of 2025. This result was directly impacted by the higher number of scheduled maintenance shutdowns carried out during the period and by the commercial strategy, already highlighted in the previous release, of prioritizing value over volume. This strategy has proven effective, supporting solid volumes while further improving the profitability of the operation.

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2Q26 RESULTS

Sales Volume – Cement (thousand tons)

•	In 2Q26, Net Revenue reached R$ 1,385.7 million, increasing 10.3% versus the previous quarter and 14.3% compared with 2Q25. This performance mainly reflected the price adjustments implemented at the beginning of the year, in a more favorable market environment marked by resilient demand.

•	Cost of Products Sold in the Cement segment totaled R$ 883.7 million in 2Q26, representing an increase of 7.3% versus the previous quarter and 4.6% compared with 2Q25, mainly reflecting higher raw-material and freight costs affecting the entire industry. This movement was consistent with the cost pressures stemming from the conflict in the Middle East.

•	As a result, Adjusted EBITDA reached R$ 426.9 million in 2Q26, an increase of 8.8% versus 1Q26 and 45.5% compared with the same period of 2025. For the second consecutive quarter, the Company achieved a new EBITDA record for the segment, underscoring the strength of its operations and its ability to generate profit even during a quarter marked by cost pressures. This performance points to an increasingly competitive operation and underscores CSN Cimentos’ competitive advantages, supported by newer plants and efficient management. Profitability remained in line with the previous quarter, with Adjusted EBITDA Margin staying above the 30% level, at 30.8% in 2Q26.

Energy Results

In 2Q26, Net Revenue in the Energy segment reached R$ 395.5 million, representing an increase of 95.2% versus 1Q26 and 94.5% compared with 2Q25. Adjusted EBITDA totaled R$ 246.0 million in the quarter, with an Adjusted EBITDA Margin of 62.1%.

This result, which was well above the historical average, had an exceptional effect and reflected the retroactive recognition of revenue following a favorable decision for the Company in an administrative proceeding before ANEEL related to the Jacuí Hydroelectric Plant, from CEEE-G, whose revenue from energy sales had been provisioned on the balance sheet since October 2025.

Logistics Results

In 2026, the Logistics segment remains one of the main pillars of CSN’s verticalization strategy and one of the Group’s key growth drivers. In port operations, volume handled at TECON in 2Q26 totaled 24 thousand container units, a decrease of 22.1%; 42 thousand tons of steel products, a decrease of 80.1%; 7 thousand tons of general cargo, an increase of 24.0%; and 182 thousand tons of bulk cargo, an increase of 94.9%.

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2Q26 RESULTS

Shipment Volume at TECON – Port Logistics

In financial terms, total Net Revenue in the segment reached R$ 1,213.9 million in 2Q26, representing growth of 13.4% versus 1Q26, driven by the seasonality of the drier period and the improvement in the rail and multimodal logistics subsegments. Rail Logistics posted net revenue of R$ 800.6 million, an increase of 16.2% versus 1Q26, while Multimodal Logistics recorded net revenue of R$ 348.0 million, representing an increase of 14.8% on the same comparison basis. Port Logistics, in turn, posted revenue of R$ 65.7 million in the quarter, a decrease of 16.6% versus 1Q26, due to lower shipment availability during the period.

Adjusted EBITDA, in turn, totaled R$ 548.2 million in 2Q26, a performance 22.4% higher than in 1Q26, with an Adjusted EBITDA Margin of 45.2%, representing an expansion of 3.3 p.p. in the period. The margin expansion reflected the improved performance of the rail and multimodal logistics subsegments, which posted stronger results due to seasonality, with higher cargo volumes transported by road and rail. Rail Logistics recorded Adjusted EBITDA of R$ 435.0 million, an increase of 24.7%, with a margin of 54.4%, an expansion of 3.7 p.p., while Multimodal Logistics reached Adjusted EBITDA of R$ 93.2 million, an increase of 25.3%, with a margin of 26.8%, an expansion of 2.3 p.p. By contrast, Port Logistics posted Adjusted EBITDA of R$ 20.0 million, a decrease of 18.7%, with a margin of 30.5%, a decrease of 0.8 p.p.

ESG - Environmental, Social & Governance

ESG PERFORMANCE - CSN GROUP

In recent years, CSN has adopted a separate and dedicated format for disclosing its ESG initiatives and performance, providing individual access to its ESG indicators and results. This model enables stakeholders to access the main quarterly results and indicators and monitor them more effectively and efficiently. Access is available through the results center on CSN’s IR website: https://ri.csn.com.br/informacoes-financeiras/central-de-resultados/.

The information included in this earnings release has been selected based on its relevance and materiality to the Company. Quantitative indicators are presented in comparison with the period that best reflects each metric for monitoring purposes. Accordingly, some are compared with the same quarter of the previous year, while others are compared with the average of the prior period, ensuring comparability based on seasonality and reporting frequency. Additionally, it is important to note that the ESG Performance Report also incorporates the performance indicators of CSN Cimentos assets acquired in 2022, as well as the assets of Tora Logística, Gramperfil and Galvacolor, acquired in 2025. As a result, some absolute indicators may show significant variations when compared with the previous period.

More detailed historical information on CSN’s performance and initiatives is available in the 2025 Integrated Report, published in April 2026 (https://api.mziq.com/mzfilemanager/v2/d/c13bfd26-0e38-40d4-80f7-8990c9e1d702/6a44cd74-bf97-1d51-0eee-cd27188e9f2f?origin=2). ESG indicators are reviewed annually in connection with the closing of the Integrated Report; accordingly, the information contained in quarterly earnings releases may be subject to adjustments arising from this process.

It is also possible to monitor CSN’s ESG performance in a fast and transparent manner on our website through the following address: https://esg.csn.com.br.

For more information, access our website: https://ri.csn.com.br/	18

2Q26 RESULTS

Capital Markets

In the second quarter of 2026, CSN shares declined 27.0%, while the Ibovespa decreased 8.2% over the same period. Average daily trading volume of CSNA3 on B3 totaled R$ 84.9 million. On the New York Stock Exchange (NYSE), the Company’s American Depositary Receipts (ADRs) declined 26.2% in 2Q26, while the Dow Jones index increased 7.9%. Average daily trading volume of the ADRs (SID) on the NYSE totaled US$ 5.0 million in 2Q26.

2Q26
Number of shares (thousand)	1,326,094
Closing Price (R$/share)	4.62
Closing Price (US$/ADR)	0.92
Market Capitalization (R$ million)	6,126
Market Capitalization (US$ million)	1,213
CSNA3 Performance (BRL)	-27.0%
SID Performance (USD)	-26.2%
Ibovespa Performance (BRL)	-8.2%
Dow Jones Performance (USD)	+7.9%
Average Daily Volume (thousand shares)	13,394
Average Daily Volume (R$ thousand)	84,851
Average Daily Volume (thousand ADRs)	4,124
Average Daily Volume (US$ thousand)	5,052
Source: Bloomberg

Earnings Conference Call: 2Q26 Earnings Presentation Webcast	Investor Relations Team
Conference call in Portuguese with simultaneous translation into English	Antonio Marco Campos Rabello - CFO and Executive Officer of Investor Relations Pedro Gomes de Souza (pedro.gs@csn.com.br) Mayra Favero Celleguin (mayra.celleguin@csn.com.br)
August 13, 2026
11:30 a.m. (Brasília time)
10:30 a.m. (New York time)
Webinar: clique aqui

For more information, access our website: https://ri.csn.com.br/	19

2Q26 RESULTS

Some statements contained herein are forward-looking statements that express or imply expected results, performance or events. These statements include future results that may be influenced by historical results and by the statements set forth under “Outlook.” Actual results, performance and events may differ materially from the assumptions and expectations expressed herein and are subject to risks such as: general economic conditions in Brazil and other countries; interest-rate and exchange-rate levels; protective measures in the U.S., Brazil and other countries; changes in laws and regulations; and general competitive factors on a global, regional or national basis.

For more information, access our website: https://ri.csn.com.br/	20

2Q26 RESULTS

For more information, access our website: https://ri.csn.com.br/	21

2Q26 RESULTS

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 12, 2026

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.